Exhibit 99.1

Press Release

Your Contacts:
Corinne Hoff Aventis Global Media Relations Tel: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	Bethann Coyle Aventis Global Product Communications Tel.: +1 908 231 58 24 Bethann.Coyle@aventis.com

Aventis Receives FDA Approval of its Rapid-Acting Insulin Analogue Apidra®

Approval Expands Aventis Diabetes Franchise

        Strasbourg, France, April 19, 2004—Aventis announced today that the U.S. Food and Drug Administration (FDA) has approved Apidra® (insulin glulisine [rDNA origin] injection), a rapid acting insulin analogue, for the treatment of adult patients with diabetes mellitus for the control of hyperglycemia. Apidra is a recombinant DNA human insulin analogue that has a more rapid onset and a shorter duration of action than regular human insulin after subcutaneous administration.

        "We are pleased the FDA recognizes the important role Apidra can play for people with diabetes," said Frank L. Douglas, Executive Vice President for Drug Innovation and Approval and Member of the Board of Management at Aventis. "Apidra is similar in action to the insulin made by the body, making it an effective insulin therapy. Aventis is now able to offer a full spectrum of diabetes treatment options for optimal management of blood glucose control in diabetes. Apidra is a strong addition to the Aventis portfolio of diabetes treatments."

        Apidra is designed for the treatment of type 1 and type 2 diabetes, to cover mealtime blood sugar spikes. In combination with Lantus®(insulin glargine [rDNA origin] injection), a 24-hour basal insulin also made by Aventis, Apidra provides a synergistic approach to total glucose control.

        Diabetes is a chronic, widespread condition in which the body does not produce, or properly use insulin, the hormone needed to convert glucose (sugar) into energy. People with diabetes may need different types of insulin at certain times of the day and at different stages of the progression of their diabetes to help them manage their blood glucose levels. Rapid-acting insulins can be taken shortly before or after a meal to control the peaks in blood glucose levels that happen immediately after eating.

        Controlling blood sugar levels is an important key to fighting the current diabetes epidemic. In the U.S., more than 18 million people have diabetes, including an estimated 5 million who remain undiagnosed. At the same time, approximately 60 percent of those diagnosed are not in control. According to the American Diabetes Association, the optimal control goal for people with diabetes is an A1C level of less than 7 percent. The A1C test measures blood glucose levels over a two- to three-month period. The United Kingdom Prospective Diabetes Study (UKPDS) showed that using insulin in the treatment of type 2 diabetes can—when combined with oral medications, diet, and exercise—help people with diabetes achieve and maintain tight glucose control, helping to reduce their risk of blindness, amputation, kidney failure, stroke and heart attack.

About Apidra® (insulin glulisine [rDNA origin] injection)

        Apidra was submitted for registration in the European Union and the U.S. in June 2003.

Aventis     •    67917 Stasbourg    •    Cedex 9     •    France    •    www.aventis.com
Address for visitors: 16, Avenue de l'Europe    •    Espace Européen de l'Enterprise    •    F-67300 Schiltigheim

        Apidra has been studied in clinical trials in adult patients with type 1 and type 2 diabetes. It is designed to be injected within 15 minutes before a meal or within 20 minutes after starting a meal. It is intended to be given by subcutaneous injection, or by continuous subcutaneous pump infusion.

        Hypoglycemia is the most common adverse effect of insulin therapy, including Apidra. Adverse events commonly associated with human insulin therapy include allergic reactions, injection site reaction, lipodystrophy, pruritus and rash.

About Aventis Diabetes Products

        Lantus® (insulin glargine [rDNA origin] injection), which was launched in Germany in 2000, in the U.S. in 2001, in the UK and Ireland in 2002, and in France and Japan and over 40 other countries in 2003, is expected to become the flagship of the Aventis diabetes portfolio. This novel basal insulin analogue with no pronounced peak, which provides 24-hour basal glucose control while being administered just once per day, generated sales of € 487 million in 2003. In addition to Lantus, Aventis also offers Amaryl® (glimepiride tablets), a once-daily oral sulfonylurea as an adjuvant to diet and exercise that lowers blood glucose levels in type 2 diabetes. Amaryl® generated global sales of € 596 million in 2003. The Insuman® family of insulins generated sales of € 176 million globally in 2003.

        Pipeline products include Exubera® (human insulin powder), submitted to the EMEA in early 2004, which is being developed in partnership with Pfizer, Inc., and DiaPep277™, a licensed compound that is under investigation in phase I/II clinical trials for the treatment of type 1 diabetes and Latent Auto-immune Diabetes of the Adult (LADA) which is being developed in cooperation with Peptor. In June, 2003 Aventis signed a licensing agreement with Zealand for the development and worldwide commercialization of AVE-0010, a GLP-1 (glucagons-like peptide-1) receptor agonist of the exendin class currently in phase I/II.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of €16.79 billion, invested €2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.